Skadden, Arps, Slate, Meagher & Flom llp

155 North Wacker Drive

Chicago, Illinois 60606-1720

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

DIRECT DIAL 312.407.0641 DIRECT FAX 312.827.9362 EMAIL ADDRESS KEVIN.HARDY@SKADDEN.COM

FIRM/AFFILIATE OFFICES

-----------

BOSTON

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

April 4, 2018

Deborah O'Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	ALPS ETF Trust (File No. 811-22175) (“ALPSE”)
ALPS Variable Investment Trust (File No. 811-21987) (“AVIT”)
Financial Investors Trust (File No. 811-08194) (“FIT”)
Liberty All Star Equity Fund (File No. 811-04809) (“USA”)
Liberty All Star Growth Fund Inc. (File No. 811-04537) (“ASG”)
Principal Real Estate Income Fund (File No. 811-22742) (“PGZ”)
RiverNorth Opportunities Fund, Inc. (File No. 811-22472) (“RIV”) (collectively, the “Funds”)
Preliminary Proxy Statements filed March 23, 2018

Dear Ms. O'Neal-Johnson:

Thank you for your comments received by telephone on March 29, 2018 with respect to the preliminary proxy statement (each a “Preliminary Proxy Statement”) filed by each Fund on March 23, 2018 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended. On behalf of each Fund, we have summarized your comments to the best of our understanding and provided our responses to your comments below. Revisions noted in our responses below will be reflected in the definitive proxy statements (each a “Definitive Proxy Statement”) to be filed by each Fund. Capitalized terms used but not defined in this letter have the meanings set forth in each Preliminary Proxy Statement.

U.S. Securities and Exchange Commission

April 4, 2018

Generally Applicable Comments

Comment 1.	We remind you that each Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

Response	Each Fund notes your comment.

Comment 2.	Certain Preliminary Proxy Statements include disclosure noting that shareholders may vote to adjourn the Meeting, but also that the chair of the Meeting may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Please review and clarify disclosure regarding the mechanism to adjourn the Meeting. To the extent shareholders will vote to adjourn the meeting, please revise the proxy statement to include a proposal to approve such adjournments and revise the proxy card to provide a mechanism for shareholders to vote for or against such adjournments.

Response	The Funds have revised the disclosure to reflect that the chair of the Meeting may propose one or more adjournments of the Meeting to permit further solicitation of proxies and have deleted disclosure suggesting that shareholders would vote for adjournments.

Comment 3.	In the third paragraph of the shareholder letter, review and revise the disclosure regarding the proposed corporate transaction among DST Systems, Inc., SS&C Technologies Holdings, Inc. and Diamond Merger Sub, Inc. to clarify which entities will survive the merger and the post-merger corporate structure of the surviving entities. Specifically, we noted that the statement “pursuant to which Merger Sub will merge with and into DST (the ‘Transaction’), with DST surviving as an indirect wholly owned subsidiary of SS&C” may be confusing as it may suggest that DST will be the surviving ultimate parent company.

Response	The Funds note that DST Systems, Inc. will be the survivor of the merger of DST Systems, Inc. into Merger Sub and upon the closing of that merger between DST Systems, Inc. and Merger Sub, DST Systems, Inc. will be a wholly owned subsidiary of SS&C. The Funds have revised the disclosure as requested to clarify the post-merger corporate structure. As a result, the text referenced above has been revised as follows: “pursuant to which Merger Sub will merge with and into DST (the ‘Transaction’), and as a result DST will become an indirect wholly owned subsidiary of SS&C.”

Comment 4.	As noted in Comment 2, to the extent shareholders will vote to adjourn the meeting, please revise the proxy statement to include a proposal to approve such adjournments and revise the proxy card to provide a mechanism for shareholders to vote for or against such adjournments. If shareholders will not vote to adjourn the meeting, revise each Preliminary Proxy Statement for a Special Meeting of Shareholders to delete the final proposal “To transact any other business as may properly come before the Meeting or any adjournment(s), postponement(s) or delay(s) thereof.”

Response	The Funds have revised the disclosure to reflect that the chair of the Meeting may propose one or more adjournments of the Meeting to permit further solicitation of proxies and have deleted disclosure suggesting that shareholders would vote for adjournments. As a result, each Proxy Statement for a Special Meeting of Shareholders has been revised to delete the numbered proposal “To transact any other business as may properly come before the Meeting or any adjournment(s), postponement(s) or delay(s) thereof.”

U.S. Securities and Exchange Commission

April 4, 2018

Comment 5.	The Preliminary Proxy Statements include disclosure noting that there can be no assurance that any particular employee of ALPS Advisors or of a Sub-Adviser will choose to remain employed by the respective firm before or after the Closing. Please emphasize this disclosure using italics or bold font throughout the proxy statement.

Response	The Funds have emphasized the disclosure as requested.

Comment 6.	The Preliminary Proxy Statements include disclosure noting that the Board and ALPS Advisors are not proposing any changes to the existing service providers at this time. Please disclose if there are any anticipated or planned changes to the existing service providers, even if not being proposed at this time.

Response	There are not any anticipated or planned changes to existing service providers. The Funds have revised disclosure accordingly to state that “No changes to the Funds’ existing service providers are proposed, planned or anticipated by the Board of Trustees and ALPS Advisors at this time.”

Comment 7.	Please confirm to the staff that each Preliminary Proxy Statement provides the information required by Item 22(c) of Schedule 14A.

Response	The Funds have reviewed the disclosure in the Preliminary Proxy Statements and confirm that, subject to the revisions discussed herein, the Definitive Proxy Statements provide the information required by Item 22(c) of Schedule 14A.

Comment 8.	Review disclosure regarding the Board’s consideration of the new advisory agreements and new sub-advisory agreement to ensure that the disclosure provides the information required by Item 22(c)(11) of Schedule 14A. Specifically, describe whether the Board considered past performance, economies of scale and the other factors identified in Item 22(c)(11)(i), or if the Board did not consider any such factor, explain why such factor was not considered.

Response	The Funds have reviewed the disclosure regarding the Board’s consideration of the new advisory and sub-advisory agreements. Where applicable, the Funds have revised to address the Board’s consideration of each of the relevant factors identified in Item 22(c)(11)(i) in connection with their approval of the new advisory agreements and new sub-advisory agreements.

Comments Applicable to USA and ASG

Comment 9.	In the shareholder letter, revise disclosure or add paragraph headings to clarify how the transactions described in the shareholder letter correspond to the numbered proposals in the proxy statement.

Response	The Funds have revised the disclosure using subheadings to provide clarity.

U.S. Securities and Exchange Commission

April 4, 2018

Comment 10.	In the USA and AGS Preliminary Proxy Statement, revise the wording of proposal 3 so that it is consistent with the wording used in proposals 1 and 2.

Response	The Funds have revised the disclosure as requested.

Comments Applicable to ALPSE, AVIT and FIT Regarding the Manager of Managers Proposal

Comment 11.	In the Questions and Answers section, under “Why am I being asked to vote on the Manager of Managers Proposal?” explain in plain English that shareholder approval would no longer be required to add or change sub-advisers.

Response	The disclosure has been revised as requested. Specifically, the Funds have made the following revisions: “would provide ALPS Advisors the flexibility to enter into and materially amend sub-advisory agreements in the future with wholly-owned sub-advisers and unaffiliated sub-advisers, with the approval of the Board of Trustees, but without obtaining approval from Shareholders, which will allow the Funds to avoid the costs and delays associated with holding a Shareholder meeting.”

Comment 12.	In the Questions and Answers section, under “Why am I being asked to vote on the Manager of Managers Proposal?” please disclose if there are any anticipated or planned changes to the existing sub-advisory arrangement, even though none are proposed at this time.

Response	There are not any anticipated or planned changes to the existing service providers. The Funds have revised disclosure accordingly to state that “No changes to any Fund’s existing sub-advisory arrangement are proposed, planned or anticipated at this time.”

Comments Applicable to PGZ Regarding the Election of Trustees Proposal

Comment 13.	Please revise the proxy card to allow shareholders to vote on each Trustee nominee individually.

Response	The PGZ proxy card has been revised to provide shareholders the ability to vote FOR or WITHHOLD for each individual Trustee nominee by marking the appropriate box next to each Trustee nominee’s name.

*             *             *

We also note that additional disclosure will be added to the Definitive Proxy Statement for ALPS ETF Trust in the discussion of the Interim Advisory Agreements to explain that each Fund pays to ALPS Advisors a unitary management fee. In the event that a Fund enters into an Interim Advisory Agreement, in order to avoid any potential disruption of services provided to the Funds by unaffiliated third party service providers, the Board of Trustees has approved each Fund paying certain unaffiliated services providers directly and ALPS Advisors has agreed to waive a corresponding portion of the advisory fee. The disclosure to be added to the Definitive Proxy Statement is:

Pursuant to the Existing Advisory Agreement, each Fund pays ALPS Advisors a unitary management fee designed to pay substantially all the Fund’s expenses and to compensate ALPS Advisors for providing services for the Fund. Out of the unitary management fee, ALPS Advisors pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other services, except for interest expenses, distribution fees or expenses, brokerage expenses, taxes and extraordinary expenses not incurred in the ordinary course of the Fund’s business. Under the Interim Advisory Agreement, the fee paid to ALPS Advisors would be held in escrow. Therefore, in order to avoid any potential disruption of services provided to the Funds, the Board has approved each Fund compensating certain third party service providers directly during the term of the Interim Advisory Agreement. ALPS Advisors has contractually agreed to waive an amount of the management fee equal to the amount of any such compensation paid by the Fund directly to third party service providers. Amounts waived by ALPS Advisors pursuant to this waiver will not be subject to recoupment by ALPS Advisors. Such arrangements will allow each Fund to continue to receive necessary services from its service providers during the term of the Interim Advisory Agreement and will not result in an increase in total expenses incurred by such Fund.

*             *             *

U.S. Securities and Exchange Commission

April 4, 2018

Should you have any additional comments or concerns, please do not hesitate to call Andrea Kuchli of ALPS Advisors, Inc. at (720) 917-0992 or the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Andrea Kuchli, ALPS Advisors, Inc.

Rick Noyes, ALPS Advisors, Inc.